Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-180909) and related Prospectus of WPX Energy, Inc. for the registration of $400,000,000 5.250% Senior Notes due 2017 and $1,100,000,000 6.000% Senior Notes due 2022 and to the inclusion therein of our report dated February 28, 2012, except as it relates to the matter discussed in Basis of Presentation—Discontinued Operations as set forth in Note 1, and the matter discussed in Note 3, as to which the date is May 15, 2012, with respect to the consolidated financial statements and schedule of WPX Energy, Inc. included in its Current Report on Form 8-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on May 15, 2012.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

May 18, 2012